Scythian Biosciences Corp Announces Colcanna SAS as one of the Industry’s First to Receive Key Cannabis Licences for the Cultivation, Extraction, Production and Research of Medical Cannabis for the Colombian Local Market and Export to International Markets

– Colcanna SAS to receive production quota from Colombian Government –

Toronto, ON – July 9, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that Colombian-based Colcanna SAS (“Colcanna”), the pending acquisition by Scythian, has received additional licences by the Ministry of Health for the extraction, production and research for the local market and export to international markets of cannabis derivatives.

“The receipt of these licences is a significant step forward in the closure of our acquisition of Colcanna,” said CEO Rob Reid. “We look forward to focusing our efforts on providing both the domestic and international market with access to pure, high grade medical Cannabis grown in the ideal conditions of the Colombia Coffee Zone.”

Colcanna is the only cultivator to receive a licence to cultivate Cannabis in the coveted Colombian coffee zone. Scythian previously announced on April 9, 2018, that it had entered into a binding letter of intent (“LOI”) to acquire MMJ Colombia Partners Inc. (“MMJ Colombia”) (the “Acquisition”), a privately-held Ontario company that is expected to purchase 90% of Colcanna prior to the completion of the Acquisition.

Colcanna is a government-backed operation with 35 acres of arable land in Chinchina, Caldas, and Colombia. Located in a temperate climate that supports four harvests a year, the first of which is expected in late 2018, this land is ideal for year-round cultivation without artificial climate control. Currently, Colcanna is constructing over 500,000 square feet of total greenhouse production space and is planning to build its laboratory for the fabrication of cannabis extracts in a warehouse in Pereira, Colombia.

The Acquisition is subject to the execution of the definitive agreement reflecting the terms and conditions set forth in the LOI including regulatory approval of the Acquisition and that of the TSX Venture Exchange.

About Scythian Biosciences Corp.

Scythian is an international cannabis company with a focus on the world’s leading markets outside of Canada. Its fast tracked growth has come through a number strategic initiatives and partnerships in cultivation, distribution and branded products across Europe, United States, South America and the Caribbean. These significant endeavours complement the company’s R&D partnerships with some of the world’s leading universities. It is this comprehensive approach that is positioning Scythian as a future global frontrunner in the medical cannabis industry.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Company’s proposed acquisition of MMJ Colombia and ColCanna, the expected uses of the cannabis products to be supplied by Aphria for Colombia, ColCanna’s land development and production expansion plan and the expected frequency of cannabis harvests in Colombia.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: that a regulatory approval that may be required for the Acquisition is not obtained or is obtained subject to conditions that are not anticipated; that a condition to the completion of the Acquisition may not be satisfied; that the businesses of MMJ Colombia and ColCanna are not integrated successfully; that Aphria is unable to supply ColCanna with cannabis products in sufficient quality or quantity in accordance with the terms of the Supply Agreement; construction delays and costs overruns; and potential future competition in the Colombian medical cannabis market.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.